ARKHAUS

ARKHAUS Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited)

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

ARKHAUS INC.
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	159,031	67,341
Inventory		158,993	-
Prepaid Expenses and Other Current Assets		57,532	134,460
Total Current Assets		375,556	201,801
Non-Current Assets:			
Fixed Assets, net	$	6,793,824	6,275,039
Intangible Assets – Intellectual Property		114,093	-
Property and Equipment, net		109,881	-
Other Non-Current Assets		51,473	9,500
Total Non-Current Assets		7,069,271	6,284,539
TOTAL ASSETS	$	7,444,827	6,486,340
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	300,301	381,215
Accrued Expenses		889,985	648,724
Advances from related party		90,851	130,057
Deferred Revenue		545,872	456,922
Loan Payables - Current		2,094,180	438,438
Convertible Notes		600,000	-
Total Current Liabilities	$	4,521,189	2,055,356
Non-Current Liabilities:			
Convertible Notes	$	-	600,000
Loan Payables - Non-Current		7,668,491	5,474,786
Total Non-Current Liabilities	$	7,668,491	6,074,786
TOTAL LIABILITIES		12,189,680	8,130,142
EQUITY			
Common Stock	$	96	96
Preferred Stock		2	2
Additional Paid-In Capital		209,688	209,688
Additional Paid-In Capital - ESOP		117,664	-
Additional Paid-In Capital - Warrants		140,916	51,886
SAFE Notes		2,707,456	2,087,456
Accumulated Deficit		(7,920,675)	(3,992,930)
TOTAL EQUITY	$	(4,744,853)	(1,643,802)
TOTAL LIABILITIES AND EQUITY	$	7,444,827	6,486,340

See Accompanying Notes to these Unaudited Financial Statements

ARKHAUS INC.
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues	$	321,850	44,610
Cost of Goods Sold		(78,100)	(9,403)
Gross Profit	$	243,750	35,207
Operating Expenses			
Payroll Expense	$	862,554	578,046
Professional Fees		715,582	358,541
Vessel Expense		641,834	182,579
Advertising expense		63,900	123,989
General and Administrative		746,057	443,126
Depreciation Expense		180,831	45,662
Amortization Expense		6,899	6,899
Total Operating Expenses		3,217,657	1,738,842
Total Loss from Operations	$	(2,973,907)	(1,703,635)
Other Income (Expense)			
Gain on Sale of Cryptocurrency	$	-	13,075
Other Income		6,024	4,506
Interest Expense		(922,270)	(577,409)
Other Expense		-	(10,023)
Gain on Extinguishment of Debt		190,750	-
Breakage Fee		(90,000)	-
Legal Settlement		(138,342)	-
Total Other Income (Expense)		(953,838)	(569,851)
Net Income (Loss)	$	(3,927,745)	(2,273,486)

See Accompanying Notes to these Unaudited Financial Statements

ARKHAUS INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-In Capital	SAFE Notes	Additional Paid-In Capital - Warrants	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount					
Beginning balance at 1/1/24	9,764,267	96	156,667	2	209,688	1,177,456	7,180	(1,719,444)	(325,022)
Additional Paid-in Capital	-	-	-	-	-	910,000	44,706	-	954,706
Net income (loss)	-	-	-	-	-	-	-	(2,273,486)	(2,273,486)
Ending balance at 12/31/24	9,764,267	96	156,667	2	209,688	2,087,456	51,886	(3,992,930)	(1,643,802)
Additional Paid-in Capital	-	-	-	-	117,664	620,000	89,030	-	826,694
Net income (loss)	-	-	-	-	-	-	-	(3,927,745)	(3,927,745)
Ending balance at 12/31/25	9,764,267	96	156,667	2	327,352	2,707,456	140,916	(7,920,675)	(4,744,853)

See Accompanying Notes to these Unaudited Financial Statements


ARKHAUS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS


YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(3,927,745)	(2,273,486)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Gain on Sale of Cryptocurrency		-	(13,075)
Gain on Extinguishment of Debt		(190,750)	-
Depreciation Expense		180,831	45,662
Amortization Expense		6,899	6,899
Prepaid Expenses and Other Current Assets		76,928	(132,960)
Other Non-Current Assets		(41,974)	-
Accounts Payable		(80,914)	292,840
Deferred Revenue		88,950	16,500
Accrued Expenses		306,699	552,747
Accrued Legal Settlement		125,312	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		471,981	768,613
Net Cash provided by (used in) Operating Activities	$	(3,455,764)	(1,504,873)
INVESTING ACTIVITIES			
Fixed Assets, net	$	(694,493)	(1,978,773)
Inventory		(158,993)	-
Property and Equipment, net		(115,003)	-
Intellectual Property		(114,093)	-
Intangible Assets - Crypto Assets		-	33,593
Net Cash provided by (used in) Investing Activities	$	(1,082,582)	(1,945,180)
FINANCING ACTIVITIES			
Advances from related party	$	(39,206)	42,632
Loan Payables		3,842,548	1,991,514
Convertible Notes		-	500,000
Additional Paid-In Capital		117,664	-
SAFE Notes		620,000	910,000
Additional Paid-In Capital - Warrants		89,030	44,706
Net Cash provided by (used in) Financing Activities	$	4,630,036	3,488,852
Cash at the beginning of period		67,341	28,542
Net Cash increase (decrease) for period	$	91,690	38,799
Cash at end of period	$	159,031	67,341


See Accompanying Notes to these Unaudited Financial Statements


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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ARKHAUS Inc. ("the Company") was incorporated in the State of Delaware on November 16, 2021. The Company was initially created by Saintly Corporation, under the business line of CSTM HAUS, a multifaceted hospitality business offering coworking, event space and private lounge memberships. The Company is a lifestyle membership club on the water, launching in Miami in 2026 with plans for global expansion. It plans to generate revenue through its membership offerings and related services. Based in Miami, Florida, the Company currently serves customers within the local market but is actively planning to expand its presence to major cities worldwide.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring operating losses since inception and expects to continue to generate losses as it advances its operations. As of December 31, 2025, the Company has limited liquidity and will require additional funding to support its planned operations for the next twelve months. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date the financial statements are issued. Management's plans to alleviate this substantial doubt include pursuing additional equity financing, seeking strategic investment and commercial partnerships, and managing operating expenditures to preserve liquidity. There can be no assurance that these efforts will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Arkhaus Club Inc., E-lixr Inc., and Ark Vessels LLC (collectively, the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

On May 10, 2024, the Company formed Arkhaus Club Inc. and E-lixr Inc., both Delaware corporations. Arkhaus Club Inc. was established to manage membership and club-related activities, and E-lixr Inc. was formed to develop

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and operate an electric water rideshare platform. The financial results of Arkhaus Club Inc. and E-lixr Inc. have been included in the consolidated financial statements from their respective dates of formation.

Prior to May 10, 2024, the Company operated as a standalone entity. Accordingly, the consolidated financial statements for the year ended December 31, 2024 include the results of Arkhaus Club Inc. and E-lixr Inc. from May 10, 2024 through December 31, 2024.

In connection with a corporate restructuring, certain assets and related liabilities were transferred to Arkhaus Club Inc. and E-lixr Inc. at their historical carrying values. These transfers were accounted for as transactions between entities under common control and did not impact consolidated net assets.

On May 12, 2025, the Company completed a court-approved asset acquisition of substantially all of the tangible and intangible assets of Arkup, LLC and Arkup Sales, LLC pursuant to a Bill of Sale and Assignment of Intellectual Property for total consideration of $525,000.

On May 16, 2025, the Company formed Ark Vessels LLC, a Florida limited liability company and wholly owned subsidiary, to operate the acquired boatbuilding business. The financial results of Ark Vessels LLC have been included in the consolidated financial statements from the date of formation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

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There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $159,031 and $67,341 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

Construction in progress

As of December 31, 2025 and 2024, the Company recorded construction in progress of $3,856,018 and $4,425,401 respectively. These amounts represent capitalized costs for the construction and development of five livable yachts expected to be used in the operations of the Company, including expenditures for design, engineering, and other directly attributable costs necessary to prepare the asset for its intended use. In accordance with U.S. GAAP, these assets are not depreciated while still under construction and are classified as a component of property and equipment. Upon completion and readiness for intended use, the capitalized costs will be reclassified to the appropriate fixed asset category and depreciated over the asset's estimated useful life. The Company assesses construction in progress for indicators of impairment in accordance with ASC 360, *Property, Plant, and Equipment*, and determined that no such indicators were present as of either reporting date.

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A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Arkup Vessel	25	2,422,646	1,226,404
Axopar Vessels	10	578,449	578,449
Furniture	5	48,033	48,533
Appliances	5	23,881	23,881
Upgrades	3-10	73,172	9,815
Flooring	5	14,168	9,389
Construction in Progress	-	3,856,018	4,425,401
Less Accumulated Depreciation		(222,543)	(46,833)
Totals		6,793,824	6,275,039

Intangible Assets - Digital Assets

Under U.S. Generally Accepted Accounting Principles (GAAP), digital assets such as cryptocurrencies are generally accounted for as intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. Prior to the issuance of ASU 2023-08, these assets were recorded at cost and tested for impairment. ASU 2023-08, issued in December 2023, requires qualifying crypto assets to be measured at fair value, with changes in fair value recognized in net income. The guidance is effective for fiscal years beginning after December 15, 2024.

The Company previously accounted for its digital assets under the ASC 350 cost and impairment model. However, all such assets were sold during 2024. Accordingly, the Company held no digital assets as of December 31, 2025, and the new standard was not applicable as of that date.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from three primary sources: membership sales, event hosting, and vessel charter services.

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Membership Revenue

The Company pre-sells memberships for a members-only club. Revenue recognition will begin once the Company receives its first commercial vessels and commences delivering the related member benefits. At that time, membership revenue will be recognized on a straight-line basis over the membership period. Payments are generally collected at the time of enrollment. The Company's primary performance obligation is to provide exclusive access to club amenities, services, and experiences throughout the membership term.

Event Revenue

The Company also generates revenue from hosting events, primarily through ticket sales. Payments are generally collected at the time of purchase or upon initiation of services. The Company's primary performance obligation is to organize and deliver event-related services to paying participants. Payments are processed through third-party platforms such as Square, Stripe, and Eventbrite. These amounts are typically received in advance of the event.

Charter Revenue

The Company generates additional revenue through vessel charter services, whereby individuals or companies rent vessels for a specified period. Payments are generally collected in advance and in full by the date of the charter. For bookings made in advance, a 50% deposit is typically required at the time of booking, with the remaining balance due prior to the charter date. The Company's primary performance obligation is to provide access to and use of the chartered vessel, along with any related services, for the agreed-upon duration.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of management fees, insurance and other miscellaneous expenses.

Equity Based Compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2025 and 2024 to be negligible.

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The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2025:

Exercise Price	Number Outstanding	Expiration Date
0.01	31,333	2027
0.00001	3,503	2033
0.00001	22,810	2034
0.00001	105,424	2035
	163,070	

A summary of the warrant activity for the years ended December 31, 2025 and 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2024	34,836	0	4
Granted	22,810	0	8
Outstanding at December 31, 2024	57,646	0	6
Granted	105,424	0	9
Outstanding at December 31, 2025	163,070	0	8

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025 and 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Net Operating Loss Carryforwards	-	-
Depreciation (difference in methods/timing)	28,273	5,006
Other Temporary Differences	25,694	23,574
Gross Deferred Tax Asset	**53,967**	**28,580**
Less: Valuation Allowance	(53,967)	(28,580)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

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Net Operating Loss Carryforwards

As of December 31, 2025, the Company expects to have federal and state net operating loss carryforwards; however, the Company's 2025 federal and state income tax returns have not yet been completed. Accordingly, the amount of net operating loss carryforwards as of December 31, 2025 is preliminary and subject to adjustment upon completion of the 2025 tax filings. As of December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $1,722,818. Federal NOLs generated after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation in accordance with current tax law. Utilization of federal and state NOL carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	53,967	28,580
Valuation Allowance	(53,967)	(28,580)
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(824,826)	21.00%	(477,432)	21.00%
State taxes, net of federal benefit	(216,026)	5.50%	(125,042)	5.50%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	1,040,852	(26.50%)	602,474	(26.50%)
Total Income Tax Expense (benefit)	-	-	-	-

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Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – ASSET ACQUISITION

On May 12, 2025, the Company completed a court-approved asset acquisition of substantially all of the tangible and intangible assets of Arkup, LLC and Arkup Sales, LLC for total cash consideration of $525,000. The transaction was accounted for as an asset acquisition in accordance with applicable accounting guidance.

The purchase price was allocated to the acquired assets based on their relative fair values as follows:

Asset Category	Amount
Inventory	$295,904
Production Tools	115,003
Intellectual Property	114,093
Total Purchase Price	$525,000

The intellectual property acquired consists primarily of vessel design rights and related engineering documentation for recreational and commercial vessels.

In connection with the acquisition, the Company paid a $90,000 breakup fee to a former joint bid participant pursuant to the terms of an amended joint bid agreement. The breakup fee was recorded as an expense in the consolidated statement of operations for the year ended December 31, 2025.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Production tools and equipment are depreciated over estimated useful lives ranging from 5 to 8 years.

Property and equipment consisted of the following as of December 31, 2025:

	2025
Production Tools and Equipment	$115,003
Less: Accumulated Depreciation	(5,122)
Property and Equipment, net	$109,881

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Production tools and equipment were acquired in connection with the May 12, 2025 asset acquisition (see Note 3) and were placed into service during 2025.

Depreciation expense for the years ended December 31, 2025 and 2024 was $5,122 and $0, respectively.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of intellectual property acquired in connection with the Company's May 12, 2025 asset acquisition (see Note 3). The intellectual property represents vessel design rights and related engineering documentation for both commercial and recreational models. Intangible assets are stated at cost and are amortized using the straight-line method over their estimated useful lives once placed into service.

As of December 31, 2025 intangible assets consisted of the following:

	2025
Intellectual property – Commercial Vessel	$45,637
Intellectual property – Recreational Vessel	68,456
Total Intangible Assets	**$114,093**
Less: accumulated amortization	–
Intangible Assets, Net	**$114,093**

As of December 31, 2025, amortization has not commenced. Amortization will begin when the assets are placed into service and will be recognized over their estimated useful lives.

Amortization expense for the years ended December 31, 2025 and 2024 was $0.

NOTE 6 – INVENTORY

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the specific identification method. The inventory was acquired in connection with the May 12, 2025 asset acquisition (see Note 3).

Inventory consisted of the following as of December 31, 2025:

	2025
Hull 8	$68,456
Parts and Materials	90,538
Total Inventory	**$158,993**

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NOTE 7 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company received advances from Saintly Corp, a company affiliated with founder and Chief Executive Officer, Sam Payrovi, which were used to cover the Company's operating expenses over the past two years. These advances amounted to $227,453 and $238,232 for 2025 and 2024, respectively. See Note 9.

The Company uses the home of its founders, Chief Executive Officer Sam Payrovi and Chief Xperience Officer Nathalie Paiva, as its headquarters in a month-to-month arrangement. The Company reimburses the individuals in accordance with their mutually agreed terms.

NOTE 8 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In 2023 and 2022, the Company entered into a Yacht Construction and Sale Agreement with Arkup Sales LLC to purchase two (2) recreational vessels and four (4) commercial vessels in accordance with the agreed plans and specifications. During 2025, Arkup Sales, LLC entered into an Assignment for the Benefit of Creditors proceeding. On May 12, 2025, the Company completed a court-approved asset acquisition of substantially all of the tangible and intangible assets of Arkup, LLC and Arkup Sales, LLC (see Note 3).

As of December 31, 2025, two recreational vessels had been delivered. The remaining four commercial vessels are in various stages of construction and are being completed by the Company. Costs incurred for vessels under construction are recorded as construction in progress within fixed assets and will be depreciated once placed into service.

Management evaluated the vessels under construction for impairment as of December 31, 2025 and determined that no impairment was required.

During the year ended December 31, 2025, the Company was involved in an arbitration proceeding related to a prior contractual dispute. On November 10, 2025, a final award was issued requiring the Company to pay attorney's fees and related arbitration costs totaling $125,312.

The Company recorded a corresponding accrued legal settlement liability as of December 31, 2025, which is included in accrued expenses in the accompanying consolidated balance sheet. The related expense is included in operating expenses in the consolidated statement of operations for the year ended December 31, 2025.

NOTE 9 – LIABILITIES AND DEBT

Advances from Related Party: The Company received advances from Saintly Corp, a company affiliated with founder and Chief Executive Officer, Sam Payrovi, which were used to cover the Company's operating expenses

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over the past two years. These advances amounted to $227,453 and $238,232 for 2025 and 2024, respectively. The advances are non-interest-bearing and due on demand. As of December 31, 2025 and 2024, the outstanding balances were $90,851 and $130,057, respectively. See Note 7.

Loans Payable

Between 2022 and 2025, the Company obtained loans from third parties with total principal borrowings amounting to $4,094,000. These loans bear fixed interest rates ranging from 7% to 15% per annum, payable based on the terms of each respective agreement. The loans have varying maturity dates, with repayment periods extending from 2026 to 2049. As of December 31, 2025 and 2024, the outstanding balances were $4,074,904 and $541,380, respectively.

In September 2023, the Company entered into a loan agreement with the Small Business Administration (SBA) providing a total borrowing capacity of $5,000,000 to fund eligible business purposes, including the purchase of Arkup vessels, delivery fees, and closing costs. Loan origination costs totaling $172,472 were capitalized and are being amortized over the term of the loan. These deferred financing costs are presented as a direct deduction from the related loan balance on the Balance Sheet. The loan is personally guaranteed by Sam Payrovi, Nathalie Paiva, and Steven Andres. The loan has a maturity of 300 months and bears interest at a rate equal to the Prime rate plus 2.5%. As of December 31, 2025 and 2024, the outstanding loan balance, net of deferred financing costs, was $4,757,321 and $4,755,838, respectively.

In October 2023, the Company entered into a $300,000 **secured** promissory note agreement with a third party. The note bears interest at a fixed annual rate of 10% and matured in May 2025. It was secured by a specific fixed asset that was acquired subsequent to the issuance of the note. The Company drew a principal amount of $290,000 under this facility. As of December 31, 2025 and 2024, the outstanding balance of the loan was $0 and $232,827, respectively.

In 2024, the Company entered into a $400,000 **unsecured** promissory note agreement with a third party. The note bears interest at a fixed annual rate of 17%. The note is set to mature in 2027. As of December 31, 2025 and 2024, the outstanding balance of the loan was $188,378 and $383,179, respectively.

During 2023 and 2024, the Company issued **convertible** promissory notes totaling $600,000. The notes bear interest at rates ranging from 7.5% to 10% per annum, calculated on a simple interest basis on the outstanding principal. The notes mature in 2026, unless converted into equity prior to maturity pursuant to the terms of the agreements. The conversion terms allow the holders to convert the outstanding principal and accrued interest into equity of the Company at a predetermined conversion price or upon the occurrence of a qualified financing event. As of December 31, 2025 and 2024, the outstanding balances were $600,000 and $600,000, respectively.

In February 2025, the Company entered into a $750,000 **secured** promissory note agreement with a third party. The note bears interest at a fixed annual rate of 12% and matures in February 2045. It was secured by specific fixed assets that were acquired prior to the issuance of the note. As of December 31, 2025, the outstanding balance of the loan was $742,068.

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Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025			For the Year Ended December 2024		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Third-Party Loan	4,094,000	10%-15%	2025-2049	2,094,180	1,980,724	4,074,904	205,611	335,769	541,380
		Prime +							
SBA Loan	5,000,000	2.5%	2048	-	4,757,321	4,757,321	-	4,755,838	4,755,838
Secured Promissory Note	300,000	10%	2025	-	-	-	232,827	-	232,827
		7.5% -							
Convertible Loan	600,000	10%	2026	600,000	-	600,000	-	600,000	600,000
Unsecured Promissory Note	400,000	17%	2027	-	188,378	188,378	-	383,179	383,179
Secured Promissory Note	750,000	12%	2045	-	742,068	742,068	-	-	-
Advances from Related Party	357,867	0%	On Demand	90,851	-	90,851	130,057	-	130,057
Total				2,785,030	7,668,491	10,453,522	568,495	6,074,786	6,643,281

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	2,694,180
2027	276,172
2028	432,542
2029	-
2030	-
Thereafter	6,959,777

Debt Extinguishment

During the year ended December 31, 2025, the Company was legally released from a $190,750 payable to Arkup, LLC in connection with Arkup's Assignment for the Benefit of Creditors proceeding in the State of Florida. The related receivable was not acquired as part of the Company's May 12, 2025 asset acquisition of Arkup's assets. Accordingly, the obligation was extinguished, and the Company recognized a gain on extinguishment of debt of $190,750 in the consolidated statement of operations for the year ended December 31, 2025. The gain is included in other income in the accompanying consolidated statement of operations.

NOTE 10 – EQUITY

The Company has authorized 15,061,055 common shares with a par value of $0.00001 per share. 9,764,267 shares were issued and outstanding as of 2025 and 2024.

Voting: Common stockholders are entitled to one vote per share.

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Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 3,061,055 preferred shares with a par value of $0.00001 per share, of which 188,000 shares are designated as Series Seed Preferred Stock, 342,465 shares are Series Seed-1 Preferred Stock and 2,283,214 shares are Series Seed-2 Preferred Stock. 156,667 Series Seed Preferred Stocks were issued and outstanding as of 2025 and 2024.

Voting: Preferred Stock shall be non-voting, unless voting rights are required by applicable law.

Dividends: The corporation shall declare all dividends pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Liquidation preference: In the event of any voluntary liquidation or involuntary liquidation, dissolution, or winding up of the corporation or any deemed liquidation event, before any payment shall be made to the holders of Common Stock by reason of their ownership, the holders of shares of Preferred Stock then outstanding must be paid of out the funds and assets available for distribution to its stockholders.

Simple Agreements for Future Equity (SAFE)

During 2023 through 2025, the Company entered into SAFE agreements (Simple Agreements for Future Equity) with third parties. These instruments have no maturity date, bear no interest, and entitle investors to future equity upon a qualified financing or change of control event. All SAFEs, including CrowdSAFE instruments issued in prior years, contain similar terms and are subject to pre- or post-money valuation caps ranging from $10M to $25M. The total outstanding balance of all SAFE and CrowdSAFE instruments was $2,707,456 and $2,087,456 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, all such instruments remained outstanding and unconverted.

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NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 26, 2026, the date these financial statements were available to be issued.

On January 1, 2026, the total interest rate on the Company's SBA loan was reduced from 9.75% to 9.25%. The loan continues to bear interest at a rate equal to the Prime Rate plus 2.5%.